Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(Dollars in millions)	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense[1]	$1,034	$893	$673	$751	$705
Interest capitalized	22	19	20	17	18
One-third of rents[2]	152	152	151	148	154
Total fixed charges	$1,208	$1,064	$844	$916	$877
Earnings:
Income from continuing operations before income taxes	$8,312	$6,911	$7,350	$6,248	$5,575
Fixed charges per above	1,208	1,064	844	916	877
Less: capitalized interest	(22)	(19)	(20)	(17)	(18)
	1,186	1,045	824	899	859
Amortization of interest capitalized	11	13	17	17	17
Total earnings	$9,509	$7,969	$8,191	$7,164	$6,451
Ratio of earnings to fixed charges	7.87	7.49	9.70	7.82	7.36

[1]
Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $51 million, $40 million, $23 million, $27 million and $21 million for the years 2013, 2012, 2011, 2010 and 2009, respectively. The ratio of earnings to fixed charges would have been 8.22, 7.78, 9.98, 8.06 and 7.54 for the years 2013, 2012, 2011, 2010 and 2009, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.